================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 1999

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _X_ Form 40-F ___

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                       FOR THE PERIOD ENDED MARCH 31, 1999

                                      INDEX
                                      -----


                                                                            Page
                                                                            ----
PART I:  FINANCIAL INFORMATION

ITEM 1.  Financial Statements................................................  4

         Unaudited Consolidated Balance Sheet as of March 31, 1999 and
         Audited Consolidated Balance Sheet as of December 31, 1998..........  4

         Unaudited Consolidated Statements of Operations for the Three
         Months Ended March 31, 1999 and March 31, 1998......................  6

         Unaudited Consolidated Statements of Cash Flows for the Three
         Months Ended March 31, 1999 and March 31, 1998......................  7

         Notes to the Unaudited Consolidated Financial Statements............  8

ITEM 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations........................................... 11

ITEM 3.  Quantitative and Qualitative Disclosures about Market Risk.......... 20


PART II:  OTHER INFORMATION.................................................. 21

SIGNATURES................................................................... 23

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

          o Our anticipated expansion plans for our network and growth strategies,
          o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
          o    Our expectation of the competitiveness of our services,
          o    Our intention to introduce new products and services,
          o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
          o    Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION

         We publish our financial statements in Dutch guilders. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands. Solely for the convenience of the reader, this document contains translations of certain Dutch guilder amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Dutch guilders into U.S. dollars have been made at NLG 2.04 per $1.00, the noon buying rate in the City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 1999.

                         PART I - FINANCIAL INFORMATION

ITEM 1.           FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 1999
         (amounts in thousands, except for share and per share amounts)



                                                               December 31, 1998           March 31, 1999
                                                               -----------------           --------------
                                                                                            (unaudited)
                                                                    NLG                  NLG            US$
ASSETS

Current Assets:
  Cash....................................................      372,014               329,551         161,545
  Restricted cash, current portion........................       89,752                94,201          46,177
  Accounts receivable, net................................        7,902                11,001           5,393
  Inventory, net..........................................        1,083                 2,992           1,467
  Prepaid expenses and other..............................       12,909                17,439           8,549
                                                             ----------            ----------      ----------
      Total current assets................................      483,660               455,184         223,131
                                                             ----------            ----------      ----------

Fixed Assets:
  Property, plant and equipment, net......................       38,608                41,766          20,474
  Construction in progress................................       46,019                92,205          45,199
                                                             ----------            ----------      ----------
      Total fixed assets..................................       84,627               133,971          65,673
                                                             ----------            ----------      ----------

Restricted cash, net of current portion...................      121,804               135,614          66,477
Capitalized finance costs, net............................       28,750                28,000          13,725
Goodwill, net.............................................        4,556                 4,354           2,133
                                                             ----------            ----------      ----------

Total assets..............................................      723,397               757,123         371,139
                                                             ==========            ==========      ==========










          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                       BALANCE SHEET AS OF MARCH 31, 1999
         (amounts in thousands, except for share and per share amounts)



                                                               December 31, 1998           March 31, 1999
                                                               -----------------           --------------
                                                                                            (unaudited)
                                                                    NLG                  NLG            US$

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable........................................       39,863                50,556          24,782
  Due to related parties..................................          806                    --              --
  Accrued liabilities.....................................       28,005                70,413          34,516
  Current portion of capital lease obligations............           71                    71              35
                                                             ----------            ----------      ----------
      Total current liabilities...........................       68,745               121,040          59,333
                                                             ----------            ----------      ----------

Capital lease obligations, net of current portion.........           37                    23              11
Long term liabilities.....................................          670                   670             329
Long term debt (13 1/4% Senior Notes).....................      688,018               747,845         366,591

Shareholders' Equity:
  Ordinary shares, NLG 0.05 par value                             1,949                 1,949             955
  Additional paid-in capital..............................       51,112                51,112          25,055
  Warrants................................................        5,212                 5,212           2,555
  Accumulated deficit.....................................      (92,346)             (170,728)        (83,690)
                                                             ----------            ----------      ----------
      Total shareholders' equity..........................      (34,073)             (112,455)        (55,125)
                                                             ----------            ----------      ----------

Total liabilities and shareholders' equity................      723,397               757,123         371,139
                                                             ==========            ==========      ==========











          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 1998
         (amounts in thousands, except for share and per share amounts)


                                                                          Three Months Ended
                                                                March 31, 1998           March 31, 1999
                                                                --------------           --------------
                                                                                            (unaudited)
                                                                    NLG                  NLG            US$

OPERATING REVENUES........................................        6,402                15,501           7,599

OPERATING EXPENSES:
  Cost of Revenues, excluding depreciation................        5,460                12,485           6,120
  Selling, general and administrative.....................        5,544                20,179           9,892
  Depreciation and amortization...........................        1,087                 3,084           1,512
                                                             ----------            ----------      ----------
         Total operating expenses.........................       12,091                35,748          17,524
                                                             ----------            ----------      ----------

      Operating Loss......................................       (5,689)              (20,247)         (9,925)

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains (losses), net                    (115)              (40,283)        (19,747)
  Interest income ........................................           14                 6,043           2,962
  Interest expense--third parties.........................          (27)              (23,895)        (11,713)
  Interest expense--related parties.......................         (187)                   --              --
                                                             ----------            ----------      ----------
         Total other income (expenses)....................         (315)              (58,135)        (28,498)

         Loss before income taxes.........................       (6,004)              (78,382)        (38,423)
                                                             ----------            ----------      ----------

Provision for income taxes................................           --                    --              --
                                                             ----------            ----------      ----------

         Net loss.........................................       (6,004)              (78,382)        (38,423)
                                                             ==========            ==========      ==========

Net loss per share (Basic and Diluted) in NLG.............        (0.31)                (2.01)          (0.99)

Weighted average number of shares outstanding.............   19,159,286            38,984,810      38,984,810







          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 1998
         (amounts in thousands, except for share and per share amounts)



                                                                          Three Months Ended
                                                                March 31, 1998           March 31, 1999
                                                                --------------           --------------
                                                                    NLG                  NLG            US$
Cash Flows from Operating Activities:
  Net loss................................................       (6,004)              (78,382)        (38,423)
  Adjustments to reconcile net loss to net cash used
    in operating activities--
  Depreciation and amortization...........................        1,087                 3,084           1,512
  Amortization finance cost...............................           --                   750             368
  Deferred income.........................................          (16)                   --              --
  Exchange loss on long-term debt and restricted cash.....           --                41,568          20,377
Changes in other operating assets and liabilities
  Accounts receivable.....................................       (1,516)               (3,099)         (1,519)
  Inventory...............................................         (359)               (1,909)           (936)
  Prepaid expenses and other..............................          157                (4,530)         (2,221)
  Accounts payable........................................        3,670                10,693           5,242
  Due to related parties..................................          282                  (806)           (395)
  Accrued liabilities.....................................        1,794                42,408          20,788
                                                             ----------            ----------      ----------
    Net cash provided by (used in) operating activities...         (905)                9,777           4,793
                                                             ==========            ==========      ==========

Cash Flows from Investing Activities:
  Capital expenditures....................................       (2,424)              (52,226)        (25,601)
                                                             ----------            ----------      ----------
      Net cash used in investing activities ..............       (2,424)              (52,226)        (25,601)
                                                             ==========            ==========      ==========

Cash Flows from Financing Activities:
  Redemptions of capital lease obligations................          (68)                  (14)             (7)
  Shareholder contributions...............................        7,200                   --               --
                                                             ----------            ----------      ----------
      Net cash provided by (used in) financing activities.        7,132                   (14)             (7)
                                                             ==========            ==========      ==========

 Net Increase (Decrease) in Cash..........................        3,803               (42,463)        (20,815)
 Cash, beginning of the period............................        1,346               372,014         182,360
                                                             ----------            ----------      ----------
 Cash, end of the period..................................        5,149               329,551         161,545
                                                             ==========            ==========      ==========

 Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
    Interest (net of amounts capitalized).................           --                    --              --
    Income taxes..........................................           --                    --              --





          See notes to the unaudited consolidated financial statements.

                      VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                        AS OF MARCH 31, 1999 AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 1998 AND 1999


1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of VersaTel Telecom International N.V. and its wholly-owned subsidiaries (the "Company") have been prepared in conformity with US generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of March 31, 1999, and the results of operations and cash flows for the three months ended March 31, 1998 and 1999.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three months ended March 31, 1999 may not be indicative of the operating results for the full year.

         As of March 31, 1999, the Company (directly or indirectly) wholly-owned the following subsidiaries:

              - VersaTel Telecom Europe B.V.
              - VersaTel Telecom Netherlands B.V.
              - VersaTel Telecom Belgium N.V.
              - Bizztel Telematica B.V.
              - CS Net B.V.
              - CS Engineering B.V.

         All intercompany assets, liabilities and transactions have been eliminated in consolidation.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of our adoption of SFAS No. 133.

2.       Inventory

         Inventory, consisting primarily of dialers to be installed at customer locations, is stated at the lower of cost (first-in, first-out) or market value.

3.       Foreign Currency Transactions

         The Company's functional currency is the Dutch guilder. Transactions involving other currencies are converted into Dutch guilders using the exchange rates which are in effect at the time of the transactions.

         At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurements are reflected in the accompanying statements of operations.

         For the three months ended March 31, 1999 an exchange loss of NLG 59.8 million was realized on the long-term debt (13 1/4% senior notes, denominated in U.S. dollars). In the same period, an exchange gain was realized on the restricted cash, denominated in U.S. dollars, to an amount of NLG 18.3 million.

4.       Financial Condition and Operations

         For the period ended March 31, 1999, the Company had a loss from operating activities of NLG 20.2 million. In addition, the Company had an accumulated deficit of NLG 170.7 million as of March 31, 1999.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of NLG 334.1 million at March 31, 1999, which should enable it to continue its operations through December 31, 1999. The Company expects to raise additional funds in 1999 through public or private financings or from financial institutions.

5.       Commitments

         Commitments in connection to the roll-out of the Company's network, not yet recorded on the balance sheet, amount to approximately NLG 65 million as of March 31, 1999.

         An earn-out arrangement with the former shareholders of CS Net B.V. has been agreed-upon. Any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain. No such adjustments have yet been recorded.

6.       Legal Proceeding

         One of the shareholders of the Company objected to the 1998 recapitalization as described in Form 20-F, and to the issuance of the two tranches of senior notes as described in Form 20-F, and threatened to challenge in court certain of the Company's actions in connection with the recapitalization and the issuance of the senior notes. In January 1999, this shareholder filed, pursuant to article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of the Company. If this request is granted, the person or persons appointed by the court will file a report with the court upon conclusion of the investigation. The Netherlands Civil Code provides that if the findings in such report show mismanagement of the subject company, the Enterprise Chamber of the Court of Appeals may, in its discretion, at the request of either the petitioner, the other shareholders of the company representing at least 10% of the outstanding share capital or the Solicitor-General with the Court of Appeals, take any one or more of the following actions: (i) suspend or dismiss one or more of the managing or supervisory directors; (ii) appoint, on a temporary basis, one or more managing or supervisory directors;
(iii) deviate, on a temporary basis, from such provisions of the articles of association of the company as indicated by the court; (iv) transfer shares in the company on a temporary basis; and (v) dissolve the company.

         Based upon advice from the Company's legal counsel, it is unlikely that this objection would have a material impact on the Company's consolidated balance sheets or statements of operations.

7.       Subsequent Events

         In May 1999 the Company acquired Amstel Alpha B.V. and its direct and indirect subsidiaries, SpeedPort N.V. and Glabana U.S.A., Inc. (collectively, "SpeedPort"). The key figures of SpeedPort as of April 30, 1999 are summarized as follows: no sales, total assets NLG 1.0 million, and a net loss for the period since inception in 1998 until April 30, 1999 of NLG 2.2 million.

         On April 13, 1999 a two-for-one stock split was effected, which resulted in the issuance of 19,492,405 additional shares of class A ordinary shares. The authorized capital of the Company now consists of 140,000,000 class A shares and 10,000,000 class B shares, each with a par value of NLG 0.05. All share, per share and weighted average share amounts have been restated in this document to reflect this stock split. As of March 31, 1999, 38,984,810 class A shares (as adjusted) were outstanding and no class B shares were issued.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing, competitive network operator focused primarily on the Benelux, which consists of The Netherlands, Belgium and Luxembourg. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services to our customers in this region. During the past year, we have substantially expanded our product offering from our initial offering of long distance voice services. We currently offer a broad portfolio of voice, data and Internet services to our business customers and a broad range of connectivity, termination, co-location and hosting services to other telecommunications and Internet service providers. In November 1998, we acquired CS Net B.V., which provides Internet-based, business-to-business transaction services for vertical trade communities which act as comprehensive sources of information, interaction and electronic commerce for their users.

         We are building a high bandwith network throughout the Benelux to directly connect to our customers and we are extending our network to connect to certain key international destinations. As of March 31, 1999, our construction passed 10 city centers, 2 business parks and 4,500 buildings. We intend to complete our international rings connecting the Benelux network, London and Paris and connecting the Benelux network, Frankfurt, Dusseldorf and Paris by December 1999. We have completed our international connection from the Benelux network to London and we will connect the Benelux network to Frankfurt by May 1999. We currently have a Nortel DMS 100 digital circuit switch and a Cisco Systems data switch in both Amsterdam and Antwerp. We expect to have an additional Nortel DMS switch and an additional Cisco data switch installed in each of Rotterdam, in the third quarter of 1999, and in Brussels, in 2000. The Nortel DMS switches enable us to deliver voice and ISDN telecommunications services and the Cisco data switches allow us to support multiple data communications protocols including ATM, IP (Internet Protocol), IPX (Novell), Frame Relay and others.

Revenues

         Our long distance revenues are currently derived primarily from the provision of long distance telecommunications services in The Netherlands and Belgium. VersaTel provides international long distance and national long distance services to its customer base, which predominately consists of small- and medium-sized businesses as well as certain residential customers. We also provide carrier services to other telecommunications and Internet service providers.

         Our revenues to date have been derived primarily from minutes of telecommunications traffic billed. As we deploy our network, we expect the percentage of our revenues that consist of fixed monthly fees will increase substantially. The following table sets forth the total revenues and billable minutes of use attributable to our operations for the years ended December 31, 1997 and December 31, 1998, and for the three months ended March 31, 1998 and March 31, 1999, as well as our total number of customers, based on the number of invoices issued, as of December 31, 1997 and December 31, 1998 and as of March 31, 1998 and as of March 31, 1999. All of our 1997 revenues were derived from The Netherlands. We started generating revenues in Belgium in October 1998.

                                                        Fiscal Years Ended                   Three Months Ended
                                                           December 31,                           March 31,
                                                -----------------------------------  -----------------------------------
                                                      1997              1998               1998               1999
                                                ----------------- -----------------  ----------------- -----------------
                                                                            (at period end)
Customers
     Business customers........................           1,828             5,649              2,459             7,180
     Residential customers.....................             230             1,234                519             1,507
     Carrier services customers................               1                 4                  3                 7
                                                ---------------   ---------------    ---------------   ---------------
       Total...................................           2,059             6,887              2,981             8,694

                                                                          (NLG in thousands)
Revenues
     Business customers
     Telephony.................................          16,948            34,472              5,620            13,294
         Internet/data.........................              --               897                 --               828
     Residential customers.....................              11               386                 33               232
     Carrier services customers................           1,937             3,806                749             1,147
                                                ---------------   ---------------    ---------------   ---------------
         Total.................................          18,896            39,561              6,402            15,501

                                                                            (in thousands)
Billable Minutes of Use
     Business customers........................          21,469           102,986             10,355            54,218
     Residential customers.....................              42             1,817                105             1,298
     Carrier services customers................           1,850            16,806              1,972            13,649
                                                ---------------   ---------------    ---------------   ---------------
         Total.................................          23,361           121,603             12,432            69,165


         In 1997, all our revenues were generated in The Netherlands. In October 1998, we started generating revenues in Belgium. The geographical composition of our revenues for the fiscal years ended December 31, 1997 and December 31, 1998 and for the three months ended March 31, 1998 and March 31, 1999 was as follows:

                                                        Fiscal Years Ended                   Three Months Ended
                                                           December 31,                           March 31,
                                                -----------------------------------  -----------------------------------
                                                      1997              1998               1998               1999
                                                ----------------- -----------------  ----------------- -----------------
                                                                           (NLG in thousands)
     The Netherlands...........................          18,896            39,324              6,402            14,644
     Belgium...................................              --               237                 --               857
                                                ---------------   ---------------    ---------------   ---------------
       Total...................................          23,361            39,561              6,402            15,501

         Currently, small- to medium-sized businesses generate the majority of VersaTel's revenues. We have also derived increasing amounts of revenue from providing services, including switched voice and co-location services, to other telecommunications and Internet service providers. We have also begun generating data- and Internet-based revenues. We have recently changed our approach to reaching residential customers and we now plan to do so by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost effective way of reaching residential customers. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

         Our revenues, which are derived both from minutes of telecommunications traffic billed and fixed fees, are allocated to the period in which the traffic or fees have occurred. We generally price our services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, PTTs have been reducing their rates over the last several years. As a result, we have experienced and expect to continue to experience declining revenues per minute. KPN Telecom N.V. reduced its prices per minute of telecommunications traffic billed in May and July 1998 and most recently in January 1999 with reductions of approximately 10.0%, 15.0% and 10.0%, respectively, which are expected to have an adverse impact on margins in the near term. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will out-pace the decline in per minute costs in 1999, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact out-pace reductions in revenues, VersaTel may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro will lead to a greater transparency for prices in the European telecommunications market, which may lead to further competition and price decreases.

Cost of Revenues

         Our cost of revenues is comprised of origination costs, certain network costs and termination costs and is both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to our network. Origination charges for calls transported to our network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTTs to VersaTel.

         We have experienced a significant decrease in origination costs and expect that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority Onafhankelijke Post en Telecommunicatie Autoriteit, ruled that origination and termination charges be reduced by 55% and 30%, respectively. In addition, as we continue to build out our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the construction of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute which would have a material adverse effect on our business and financial performance.

         Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs primarily consist of the cost of leased lines. However, as we continue to build out our network, we expect depreciation and amortization costs to increase. We expect this increase to be off-set, at least partially, by a reduction in the cost of leased lines. Depreciation and amortization costs are not included in cost of revenues. As a result, network costs as a percentage of cost of revenues will decline.

         Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, once

VersaTel establishes a direct link from Amsterdam to Rotterdam, VersaTel will no longer pay for national termination costs on that route and will only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including:
(i) the incremental build out of our network, which will increase the number of carriers with which we interconnect; (ii) the increase of minutes originated by VersaTel, which should lead to higher volume discounts available to VersaTel;
(iii) more rigorous implementation of the EC directives requiring cost-based termination rates and leased line rates; and (iv) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue. See "--Depreciation and Amortization."

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to the development of new products and the expansion into new regions.

         We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

Depreciation and Amortization

         VersaTel capitalizes and depreciates its fixed assets, including switching equipment and fiber optic cable, over periods ranging from three to twenty-five years. In addition, VersaTel capitalizes and amortizes the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense.

Foreign Exchange

         VersaTel has substantial U.S. dollar denominated assets and liabilities and its revenues are generated and costs incurred in certain other currencies, primarily the Dutch guilder. VersaTel is therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. As both The Netherlands and Belgium have adopted the euro, VersaTel will no longer be exposed to any fluctuations between the Dutch guilder and the Belgian franc. At this moment only a limited number of equipment purchases and consultancy activities are billed to VersaTel in currencies other than Dutch guilders. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

Results of Operations

For the three months ended March 31, 1999 compared to the three months ended March 31, 1998

         Revenues increased by NLG 9.1 million to NLG 15.5 million for the three months ended March 31, 1999 from NLG 6.4 million for the three months ended March 31, 1998, representing an increase of 142.1%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance services in The Netherlands, the acquisition of CS Net B.V., the introduction of services in Belgium and an increase in wholesale traffic. Revenues for the three months ended March 31, 1999 as compared to the same period in 1998 were negatively impacted by general price reductions initiated by KPN Telecom N.V. in May 1998, July 1998 and, most recently, January 1999 of approximately 10.0%, 15.0% and 10% respectively. VersaTel responded to these price reductions by reducing its own prices and VersaTel's revenues would have been higher without such price reductions.

         Billable minutes of use increased by 56.8 million to 69.2 million for the three months ended March 31, 1999 from 12.4 million for the three months ended March 31, 1998, representing an increase of 456.3%. The number of customers increased by 5,713 to 8,694 for the three months ended March 31, 1999 from 2,981 as of March 31, 1998.

         Cost of revenues increased by NLG 7.0 million to NLG 12.5 million for the three months ended March 31, 1999 from NLG 5.5 million for the three months ended March 31, 1998, primarily reflecting an increase in billable minutes, increasing interconnect capacity and short-term network capacity requirements (leased lines) in Belgium. This increase was partially offset by declines in per minute international termination and origination costs resulting from the migration of customers from the DISA and VPN codes to the "1611" carrier select code.

         Selling, general and administrative expenses increased by NLG 14.7 million to NLG 20.2 million for the three months ended March 31, 1999 from NLG
5.5 million for the three months ended March, 1998, representing an 264.0% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisition of CS Net B.V.

         Depreciation and amortization expenses increased by NLG 2.0 million to NLG 3.1 million for the three months ended March 31, 1999 from NLG 1.1 million for the three months ended March 31, 1998. This increase was primarily related to capital expenditures incurred in connection with the deployment of an additional Nortel DMS 100 switch in Antwerp, the expansion and deployment of the network and an increase in the number of dialers installed due to customer growth and the purchase of computer equipment and office furniture for new employees.

         Currency exchange losses, net, increased by NLG 40.2 million to NLG
40.3 million for the three months ended March 31, 1999 from a loss of NLG 0.1 million for the three months ended March 31, 1998 as a result of a net loss of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

         Interest income increased by approximately NLG 6.0 million to NLG 6.0 million for the three months ended March 31, 1999 from NLG 14.0 thousand for the three months ended March 31, 1998. This increase was primarily related to VersaTel's positive cash balance as a result of the two high yield offerings in 1998.

         Interest expense increased by NLG 23.7 million to NLG 23.9 million for the three months ended March 31, 1999 from NLG 0.2 million for the three months ended March 31, 1998. This increase is primarily related to the accrual of interest expense on the notes issued in the two high yield offerings.

Liquidity and Capital Resources

         We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Historically, VersaTel had financed its growth primarily through equity and subordinated loans from its shareholders. In May 1998, VersaTel issued units consisting of $225,000,000 principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 3,000,000 (as adjusted for a two-for-one stock split in April 1999) ordinary shares of VersaTel ("the First High Yield Offering") and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, VersaTel issued units consisting of $150,000,000 principal aggregate amount of 13 1/4% senior notes due 2008 and warrants to purchase 2,000,100 (as adjusted for a two-for-one stock split in April 1999) ordinary shares of VersaTel (the "Second High Yield Offering") and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering. VersaTel has since used a significant amount of the remaining net proceeds of the First High Yield Offering and the Second High Yield Offering to make capital expenditures related to the expansion and development its network, to fund operating losses and for other general corporate purposes.

         The general rate of inflation has been low in the Benelux in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

         Although we currently maintain significant cash balances, we will require substantial additional capital to continue funding the cost of our network, including the expansion of local access infrastructure. Also, we are continually re-evaluating our business objectives and are considering further expansions of our services and the acceleration of our network construction. We expect to raise additional funds through public or private financings or from financial institutions in 1999.

         Starting November 15, 2001, when our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the second High Yield Offering (the "Notes") will have been exhausted, we will be required to fund substantial interest payments on the Notes as they become due. We will need to increase substantially our net cash flow in order to meet our debt service obligations at that time, including our obligations on the Notes.

         To date, VersaTel has made limited use of bank facilities and capital lease financing. VersaTel has finalized an agreement with Nortel, pursuant to which Nortel will extend vendor financing to VersaTel of up to NLG 100.0 million to be used to finance the purchase of Nortel equipment. VersaTel may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

         Net cash provided in operating activities was NLG 9.8 million for the three months ended March 31, 1999 compared to NLG 0.9 million for the three months ended March 31, 1998. This increase was primarily the result of operating losses incurred during the first quarter of 1999.

         Net cash used in investing activities was NLG 52.2 million in the three months ended March 31, 1999 and NLG 2.4 million in the three months ended March 31, 1998. Substantially all the cash utilized by investing activities in both fiscal years resulted from an increase in capital expenditures to expand our network. We do not expect any material disruption nor any material expenditures in connection with the transition of its billing and information systems to the year 2000.

         Net cash used in financing activities was NLG 14.0 thousand in the three months ended March 31, 1999 and NLG 7.1 million in the three months ended March 31, 1998. Net cash provided by financing activities in the three months ended March 31, 1998 resulted mainly from NLG 7.2 million of prepaid capital contributions from two of our shareholders.

         In February 1998, as part of a recapitalization (the "Recapitalization"), two of the three shareholders of VersaTel, Telecom Founders B.V. ("Telecom Founders") and NeSBIC Venture Fund C.V. ("NeSBIC"), a subsidiary of Fortis, invested an additional NLG 7.2 million in equity capital in VersaTel. Although this contribution was received in February 1998, the formal shareholders meeting approving the amount to be labeled as capital was not executed until April 17, 1998. In addition, NeSBIC and Cromwilld converted their subordinated convertible shareholder loans totaling NLG 3.6 million into ordinary shares of VersaTel, and NeSBIC converted its NLG 4.5 million bridge loan into ordinary shares of VersaTel. The third component of this recapitalization was comprised of a new equity investment by Paribas Deelnemingen N.V. of NLG 12.8 million. Lastly, VersaTel received from Telecom Founders, NeSBIC, Paribas Deelnemingen N.V. and Nederlandse Participatie Maatschappij an additional NLG 15.0 million in equity capital immediately prior to the closing of the First High Yield Offering. As a result of this recapitalization, VersaTel's share capital increased from NLG 7.0 million to NLG
50.1 million.

Risks Associated with the Year 2000

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Year 2000 and VersaTel's Readiness

         We have initiated a formal Year 2000 project and recruited an experienced Year 2000 project manager. We are undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

          o    our information technology systems,

          o the telephony switching network (including equipment installed at customers' premises),

          o our non-information technology systems (including buildings, plant, equipment, and other infrastructure systems that may contain embedded microcontroller technology),

          o the systems of our major vendors (insofar as they relate to our business), and

          o    our customers.

         This program involves four "Steps": (1) a wide ranging assessment of Year 2000 problems that might affect VersaTel; (2) the development and implementation of remedies to address discovered problems; (3) the testing of our systems where necessary; and (4) an analysis of the worst case scenario and the preparation of contingency plans. We expect to complete Steps 1 and 2 of this program during the second quarter of 1999 and Steps 3 and 4 during the third quarter of 1999.

Steps 1-2: Assessment of Year 2000 Issues, Development and Implementation of Remedies

         The Information Technology Systems. VersaTel is currently undergoing a major program to replace all of its existing operating support systems for billing, customer care and mediation and expects to have completed the replacement program by the end of the third quarter of 1999. In selecting the new operating support systems, VersaTel asks for guarantees of Year 2000 compliance from its manufacturers. VersaTel is also checking all its custom designed software for Year 2000 compliance.

         VersaTel uses Windows 95 and Windows NT 4.0 as its operating systems. VersaTel expects to upgrade all of its Windows 95 operating systems to Windows 98, which is Year 2000 compliant, during the second quarter of 1999. VersaTel expects to install the latest service pack for its NT 4.0 operating system, which is Year 2000 compliant, during the second quarter of 1999. VersaTel does not presently use any other desktop or server operating systems.

         The Telephony Switching Network. VersaTel has consulted with Nortel, the manufacturer of its DMS 100 telephony switches and transport layer, and believes that Nortel's equipment is Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         The Non-Information Technology Systems. VersaTel's office buildings have the following embedded systems: monitor alarms (intrusion and sensors), personnel registration plus floor access, fire alarm, climate control and electrical power maintenance (generators). VersaTel's facilities management team is currently investigating if the embedded systems are Year 2000 compliant and intends to ensure that they will be by the end of the second quarter of 1999.

         Major Vendors' Systems. VersaTel is asking all of its major vendors to demonstrate their approach to the Year 2000 problem and to give guarantees that the millennium will not interrupt their services to VersaTel. VersaTel is informing its vendors that Year 2000 compliance in their services and products is an essential element of the existing business relationship. The managers responsible for each vendor relationship are asking for these guarantees and the response to date has been positive. VersaTel is now formalizing these requests, sending letters, and compiling a list of vendors' responses.

         Customers' Systems. VersaTel's customer services department intends to discuss with customers the Year 2000 issue, including whether or not such customer is Year 2000 compliant and to suggest to customers that, where this issue has not been resolved, the customer seek advice. We can give no assurances that VersaTel's customers will either take such advice or be Year 2000 compliant on a timely basis.

Step 3:  Testing of VersaTel's Systems

         VersaTel intends to conduct a full operational test of its entire business by the end of the second quarter of 1999, when VersaTel expects that all of its systems and processes will be Year 2000 compliant. VersaTel's services and products are primarily provided to business customers who operate Monday through Friday and therefore it plans to conduct this test during a weekend. Certain customers have approved this plan and have agreed to participate in the test.

Step 4:  Most Likely Worst Case Scenario

         VersaTel believes that the worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of VersaTel's switches, has conducted extensive Year 2000 tests with the EURO-8 software and has informed VersaTel that it believes VersaTel's switches are Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         If VersaTel's Year 2000 compliant billing system fails to function correctly, VersaTel believes that bills could still be distributed by modifying the call detail record's timestamp to reflect a pre-Year 2000 date.

         The ability of VersaTel's customer care team to supply quality service would be significantly affected if the OSS systems were not available. Service provisioning, additional services and the development of new customers could not continue effectively if the automated provisioning systems were to fail. VersaTel is asking for certificates from the manufacturers of these systems stating that they are Year 2000 compliant.

         VersaTel's ability to collect revenues depends upon certain financial institutions' computer systems, because approximately 50.0% of its retail customers pay by way of direct debit facilities. VersaTel is seeking assurances from these financial institutions that they are Year 2000 compliant.

         VersaTel believes that it is unlikely that any of the above situations will occur due to the assurances of Year 2000 compliance that it expects to receive from its vendors, software and systems programmers, customers and financial institutions. In the event that one or more of the situations should occur, VersaTel would attempt to rectify the problem with the appropriate entities. However, we can give no assurance that VersaTel will be successful in obtaining valid assurances or guarantees, that the Year 2000 issue will not have a material adverse effect on VersaTel, that any Year 2000 effects will be resolved or that VersaTel will be reimbursed for any additional expenditure under any of the assurances or guarantees that it expects to obtain or otherwise.

Costs Related to the Year 2000 Issue

         To date, VersaTel has incurred approximately NLG 400,000 in costs for its Year 2000 readiness program. A substantial portion of costs for the Year 2000 issue will be included in the replacement of the current generation of operating support systems. VersaTel is replacing these systems to support its business growth and not specifically to remedy the Year 2000 problem. VersaTel expects to incur additional specific Year 2000 readiness charges that are estimated to be less than NLG 1.0 million.

ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations are denominated in U.S. dollars, which exposes us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder and Belgian franc (which currencies are now both pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the Notes U.S. government securities sufficient to pay interest due on the Notes until and including the scheduled interest payment on May 15, 2001. The Notes will mature on May 15, 2008 and VersaTel is not required to make any mandatory redemptions (other than an offer to repurchase the Notes upon a change in control of VersaTel) prior to maturity of the Notes. Since the interest rates on the Notes is fixed, we have limited our exposure to risks due to fluctuations of interest rates. At March 31, 1999, the fair value of the Notes outstanding was approximately $390.0 million.

         The costs and expenses relating to the construction of our Network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the First High Yield Offering and the Second High Yield Offering to pay our construction costs. However, as of March 31, 1999, we had exchanged all but $11.2 million of the proceeds from the First High Yield Offering and the Second High Yield Offering into Dutch guilders. Prior to the application of the net proceeds from the First High Yield Offering and the Second High Yield Offering, such funds have been invested in short-term investment grade securities. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we will become subject to greater foreign exchange fluctuations as we expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION


ITEM 1.           LEGAL PROCEEDINGS

          In January 1999, one of our shareholders, Cromwilld Limited ("Cromwilld"), filed, pursuant to Article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of VersaTel. Cromwilld currently owns 18.8% of our outstanding ordinary shares, on a fully diluted basis, and is controlled by Denis O'Brien, a member of our supervisory board. If Cromwilld's request is granted, the person or persons appointed by the court will file a report with the court upon conclusion of the investigation.

         The Netherlands Civil Code provides that if the findings in such a report indicate the mismanagement (wanbeleid) of the company involved, the Enterprise Chamber of the Court of Appeals may, in its discretion, at the request of either the petitioner, the other shareholders of the company representing at least 10% of the outstanding share capital, or the Solicitor-General with the Court of Appeals, take one or more of the following actions: (i) suspend or dismiss one or more of the managing or supervisory directors; (ii) appoint on a temporary basis one or more managing or supervisory directors; (iii) deviate on a temporary basis from such provisions of the articles of association of the company as indicated by the court; (iv) transfer shares in the company on a temporary basis; and (v) dissolve the company. Since the object of inquiry proceedings pursuant to Article 2:345 of the Netherlands Civil Code is to restore a company's internal relationships, the measures that may be taken by the Enterprise Chamber are temporary only; no dissolution will be ordered unless the restoration has become permanently impossible.

         VersaTel is of the opinion that there is, and has been, no mismanagement and, therefore, that there is no ground to grant the petition of Cromwilld and/or to take one or more of the aforementioned actions. However, we can give no assurances that the Enterprise Chamber of the Court of Appeals in Amsterdam will not grant the petition of Cromwilld to appoint one or more experts or that such experts, when appointed, will not conclude that there was mismanagement of VersaTel. In March 1999, VersaTel filed its response to Cromwilld's petition with the Enterprise Chamber. The hearing before the Enterprise Chamber will take place on May 20, 1999. The court has indicated that it expects to issue a judgment in this matter on the same day. In addition, we are not certain whether or not Cromwilld will attempt to frustrate, block or challenge our future actions.

         VersaTel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which VersaTel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2.           CHANGES IN SECURITIES

                  None.

ITEM 3.           DEFAULTS UPON SENIOR SECURITIES

                  None.




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


ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  None.

ITEM 5.           OTHER INFORMATION

                  None.

ITEM 6.           EXHIBITS AND REPORTS ON FORM 8-K

                  None.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 13, 1999.


                                        VersaTel Telecom International N.V.


                                        By:      /s/ R. GARY MESCH
                                           --------------------------------
                                                 R. Gary Mesch
                                                 Managing Director


                                        By:      /s/ RAJ RAITHATHA
                                           --------------------------------
                                                 Raj Raithatha
                                                 Chief Financial Officer





















                                       23